                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                                (AMENDMENT NO. 4)

                   Under the Securities Exchange Act of 1934*

                             Carrizo Oil & Gas, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   144577 10 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Douglas A.P. Hamilton
                         485 Madison Avenue, 23rd Floor
                            New York, New York 10022
                                 (212) 584-2190
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 15, 1999
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 144577 10 3
--------------------------------------------------------------------------------
         (1)      Name of Reporting Person
                  S.S. or I.R.S. Identification Nos. of Above Person

                  Douglas A.P. Hamilton
--------------------------------------------------------------------------------
         (2)      Check the Appropriate Box if a Member of a Group
                                                                    (a)   [ ]
                                                                    (b)   [X]
--------------------------------------------------------------------------------
         (3)      SEC Use Only
--------------------------------------------------------------------------------
         (4)      Source of Funds

                  PF       SC
--------------------------------------------------------------------------------
         (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                          [ ]
--------------------------------------------------------------------------------
         (6)      Citizenship or Place of Organization

                  United States of America
--------------------------------------------------------------------------------
Number of         (7)      Sole Voting Power
 Shares                    1,072,616 Shares (92,006 of which are issuable upon
                           the exercise of a Warrant and 7,500 of which are
                           issuable upon the exercise of certain options)
                  --------------------------------------------------------------
Beneficially      (8)      Shared Voting Power
Owned by                         0 Shares
                  --------------------------------------------------------------
                  (9)      Sole Dispositive Power
  Each                     1,072,616 Shares (92,006 of which are issuable upon
                           the exercise of a Warrant and 7,500 of which are
                           issuable upon the exercise of certain options)
                  --------------------------------------------------------------
Reporting         (10)     Shared Dispositive Power
Person With                      0 Shares
--------------------------------------------------------------------------------
         (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
                           1,072,616
--------------------------------------------------------------------------------
         (12)     Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares
                                                                          [X]
--------------------------------------------------------------------------------
         (13)     Percent of Class Represented by Amount in Row (11)

                           7.6%
--------------------------------------------------------------------------------
         (14)     Type of Reporting Person (See Instructions)    IN


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INTRODUCTORY NOTE.
                  This Amendment No. 4 to Schedule 13D is being filed on behalf of Douglas A.P. Hamilton ("Mr. Hamilton") to supplement certain information set forth in the Schedule 13D relating to securities of Carrizo Oil & Gas, Inc., a Texas corporation (the "Company"), originally filed by Mr. Hamilton on August 21, 1997 and amended by Amendment No. 1 dated September 3, 1997, Amendment No. 2 dated November 18, 1997 and Amendment No. 3 dated January 8, 1998 (as so amended, the "Original Statement"), with respect to the Common Stock, par value $.01 per share (the "Common Stock"), of the Company. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Statement.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  The sources of funds for the purchase of securities described herein were personal funds and the repayment of a bridge loan extended to the Company by its outside directors, including Mr. Hamilton.

ITEM 4. PURPOSE OF TRANSACTION

                  As more fully described in Item 5 and Item 6, Mr. Hamilton acquired (i) 121,212 Shares of Common Stock for the aggregate purchase price of $266,666 ($2.20 per share), (ii) warrants to purchase 92,006 shares of Common Stock for the aggregate purchase price of $8,280.54 and (iii) notes in the aggregate principal amount of $733,333 for the aggregate purchase price of $725,052. Mr. Hamilton on December 16, 1999 purchased 1,000 additional shares of Common Stock on the Nasdaq Stock Market for an aggregate purchase price of $1,804.00 ($1.80 per share including commissions; $1.75 per share excluding commissions). Mr. Hamilton on December 20, 1999 purchased 1,950 additional shares of Common Stock on the Nasdaq Stock Market for an aggregate purchase price of $3,757.75 ($1.925 per share including commissions; $1.875 per share


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excluding commissions). Mr. Hamilton on December 21, 1999 purchased 32,050 additional shares of Common Stock on the Nasdaq Stock Market for an aggregate purchase price of $65,014.22 ($2.03 per share including commissions; $2.00 per share excluding commissions). Mr. Hamilton on December 22, 1999 purchased 6,000 additional shares of Common Stock on the Nasdaq Stock Market for an aggregate purchase price of $12,184.00 ($2.03 per share including commissions; $2.00 per share excluding commissions). Mr. Hamilton on December 27, 1999 purchased 4,500 additional shares of Common Stock on the Nasdaq Stock Market for an aggregate purchase price of $9,139.00 ($2.03 per share including commissions; $2.00 per share excluding commissions). Mr. Hamilton on December 28, 1999 purchased 5,500 additional shares of Common Stock on the Nasdaq Stock Market for an aggregate purchase price of $11,224.00 ($2.04 per share including commissions; $2.00 per share excluding commissions). Particularly in light of recent trading prices of the Common Stock, Mr. Hamilton may seek to acquire additional shares of Common Stock. Mr. Hamilton may also, with respect to the Common Stock, the warrants or the notes, seek to take any action of a type described in the Original Statement. The number of shares or other securities subject to such transactions, if any, will be subject to, among other things, market conditions as they exist from time to time as well as other factors described in the Original Statement.

                  In June of 1999, Mr. Hamilton made charitable gifts of an aggregate of 45,000 shares of Common Stock.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

                  As of December 29, 1999, Mr. Hamilton beneficially owns an aggregate of 1,072,616 shares of Common Stock (approximately 7.6% of the 14,110,870 shares deemed to be outstanding as of December 29, 1999 (consisting of 14,011,364 shares of Common Stock, 92,006 warrants to purchase Common Stock and 7,500 options that are exercisable within 60 days, but not


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including 7,500 other options held by Mr. Hamilton)). Mr. Hamilton is the sole beneficiary, for the first five years, of the Douglas A.P. Hamilton 1997 GRAT (the "GRAT"), which beneficially owns an aggregate of 200,000 shares of Common Stock. Mr. Hamilton is also among the beneficiaries of a charitable remainder trust that is the limited partner of DAPHAM Partnership L.P. (the "Partnership"), which beneficially owns 395,960 shares of Common Stock. Certain trusts established for the benefit of Mr. Hamilton's children (the "Trusts") beneficially own 14,472 shares of Common Stock. Mr. Hamilton disclaims the beneficial ownership of the Common Stock held by the GRAT, the Partnership and the Trusts.

                  On December 15, 1999 the Company consummated the transactions (the "Financing") contemplated by a Securities Purchase Agreement dated December 15, 1999 (the "Securities Purchase Agreement") among the Company, CB Capital Investors, L.P. ("Chase"), Mellon Ventures, L.P. ("Mellon"), Paul B. Loyd, Jr., Douglas A.P. Hamilton and Steven A. Webster (excluding the Company, the "Investors"). Such transactions included (i) the payment by the Investors of an aggregate purchase price of $30,000,000, (ii) the sale of an aggregate of $22,000,000 principal amount of 9% Senior Subordinated Notes due 2007 (the "Notes") to the Investors, (iii) the sale of an aggregate of 3,636,364 shares of the Company's Common Stock for $2.20 per share to the Investors, (iv) the sale of warrants (the "Warrants") to purchase up to 2,760,189 shares of the Company's Common Stock (the "Warrant Shares") at the exercise price of $2.20 per share, subject to adjustments, to the Investors, (v) the execution of the Shareholders Agreement dated December 15, 1999 (the "Shareholders Agreement") among the Company, Chase, Mellon, Paul B. Loyd,


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Jr., Douglas A.P. Hamilton, Steven A. Webster, S.P. Johnson IV, Frank A. Wojtek
and DAPHAM Partnership, L.P., (vi) the execution and delivery of the Warrant Agreement dated December 15, 1999 (the "Warrant Agreement") among the Company, Chase, Mellon, Paul B. Loyd, Jr., Douglas A.P. Hamilton and Steven A. Webster,
(vii) the execution of the Registration Rights Agreement dated December 15, 1999 ("Chase Registration Rights Agreement") among the Company, Chase and Mellon,
(viii) the execution of the Amended and Restated Registration Rights Agreement dated December 15, 1999 ("Amended Founders Registration Rights Agreement") among the Company, Paul B. Loyd, Jr., Douglas A.P. Hamilton, Steven A. Webster, S.P. Johnson IV, Frank A. Wojtek and DAPHAM Partnership, L.P., and (ix) the execution of a Compliance Sideletter dated December 15, 1999 among the Company, Chase and Mellon (the "Compliance Sideletter").

                  Also on December 15, 1999 the Company consummated the transactions (the "Enron Repurchase") contemplated by the Stock and Warrant Purchase Agreement dated December 1, 1999 ("Enron Purchase Agreement") among the Company and Enron North America Corp. ("ENA"), Joint Energy Development Investments II Limited Partnership ("JEDI II") and Sundance Assets, L.P. ("Sundance") (ENA, JEDI II and Sundance, collectively, the "Enron Parties"). Such transactions included (i) the payment to the Enron Parties of an aggregate purchase price of $12,000,000 and other fees, (ii) the repurchase of all the outstanding shares of the Company's 9% Series A Preferred Stock, (iii) the repurchase of 750,000 currently outstanding warrants to purchase the Company's Common Stock held by the Enron Parties and (iv) the amendment of the terms of 250,000 warrants (the "Retained Enron Warrants") to purchase the Company's Common Stock retained by the Enron Parties . The exercise price of the Retained Enron Warrants was reduced from $11.50 per share to $4 per share as contemplated by the Enron Purchase Agreement.

                  The parties to the Shareholders Agreement may be deemed to have formed a group pursuant to Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Nothing herein shall constitute an affirmance that any such group exists; however, any such group could be deemed to have beneficial ownership, for purposes of Sections


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13(g) and 13(d) of the Exchange Act, of all equity securities of the Company beneficially owned by such parties. Such parties would, as of December 15, 1999 (prior to the open market purchases described in Item 4 above), be deemed to have beneficially owned an aggregate of 12,689,556 shares of Common Stock, or approximately 75.1% of the total number of shares of the Company's Common Stock deemed to be outstanding as of December 15, 1999. Mr. Hamilton disclaims the beneficial ownership of any Common Stock owned by such other parties. For a description of the Shareholders Agreement, see Item 6, Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  Mr. Hamilton has sole voting power with respect to the Common Stock held by him, and the sole power to dispose or direct the disposition of the Common Stock held by him (subject to the Shareholders Agreement). Dorothy C. Hamilton has the sole voting power and the sole power to dispose or direct the disposition of the Common Stock held by the Trusts.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  In addition to providing for the foregoing transactions, the Securities Purchase Agreement provides that the Notes will be subordinated and subject in right of payment to the prior payment of certain senior indebtedness of the Company.

                  The Securities Purchase Agreement includes certain representations, warranties and covenants by the parties, including affirmative and negative covenants by the Company that are described in the Company's Form 8-K dated December 15, 1999. The Company is obligated to indemnify the Investors for breaches of representations, warranties and covenants contained in the Securities Purchase Agreement or in other documents furnished in connection with the Securities Purchase Agreement and for certain third-party claims.


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                  Chase required that the Company's outside directors, Messrs.
Loyd, Hamilton and Webster, invest an aggregate of at least $3,000,000 in the Financing and each invested $1,000,000 in the Financing. As part of the Financing, an aggregate fee of $405,000 was paid to Chase and Mellon.

                  Of the approximately $29,000,000 net proceeds of the Financing, $12,060,000 was used to fund the Enron Repurchase and related expenses, $2,025,000 was used to repay a bridge loan extended to the Company by its outside directors, including Mr. Hamilton, and $3,000,000 was used to repay other indebtedness.

                  Under the Shareholders Agreement each of S.P. Johnson IV, Frank A. Wojtek, Paul B. Loyd, Jr., Douglas A.P. Hamilton, Steven A. Webster, DAPHAM Partnership, L.P., Chase and Mellon (the "Shareholders") have agreed not to transfer shares of the Common Stock or the Warrants to a competitor of the Company and have agreed to cause certain transferees to be bound by the Shareholders Agreement.

                  The Shareholders Agreement provides that so long as Chase owns at least 15% of the Common Stock of the Company (with percentage ownerships being determined as specified in the Shareholders Agreement), the Shareholders agree to vote their shares to cause the number of directors constituting the Board of Directors to be seven and to cause the election of two directors to be nominated by Chase. The Shareholders have agreed, so long as Chase owns at least 7.5% of the Common Stock (with percentage ownerships being determined as specified in the Shareholders Agreement) of the Company but less than 15%, to vote their shares to cause the number of directors constituting the Board of Directors to be seven and to cause the election of one director to be nominated by Chase. The Shareholders have also agreed if at any time after December 15, 2004, Chase then owns at least 15% of the Common Stock (with percentage ownerships being determined


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

as specified in the Shareholders Agreement) that, unless there shall have occurred certain completed or proposed sale transactions involving the Company or there has occurred a specified minimum public float of Common Stock, then Chase has the right to designate two additional members to the Board and the size of the Board shall be increased accordingly. The Shareholders have agreed to vote their shares in accordance with such arrangement. The Company may, upon Board approval, increase the size of the Board by one additional member at any time after its next shareholders meeting. If the Company at any other time increases the size of the Board of Directors, the Shareholders have agreed to take action, including the voting of their securities, to cause to be elected the number of directors nominated by Chase necessary to maintain the applicable proportion of directors nominated by Chase to the Board of Directors.

                  Pursuant to the Shareholders Agreement, Messrs. Christopher Behrens and Arnold Chavkin were appointed to the Company's Board of Directors.

                  For so long as Chase is entitled to designate a director, at least one such director is required to be a member of each committee of the Company's Board of Directors and the board of directors of any subsidiary of the Company. The Company has, in connection with the Shareholders Agreement, established a Budget Committee of the Board of Directors that will consider matters relating to the Company's drilling program, the Company's budget and related matters. In certain circumstances in which Chase is entitled to name a director and such directorship is vacant, Chase may instead appoint one or more Board observers in lieu of directors.

                  The Company has agreed to submit for approval by the Company's shareholders the issuance of the Warrants, the Warrant Shares and the Common Stock as contemplated by the Securities Purchase Agreement at the Company's next shareholders' meeting. The Shareholders have agreed to vote their securities to approve such action.


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

                  The Company agreed in the Shareholders Agreement to limit the maximum number of common stock equivalents issuable under the Company's equity incentive plans to 2.5 million shares and equivalents (including any shares and equivalents issued or issuable as of the date of the Shareholders Agreement).

                  The Shareholders have also agreed in the Shareholders Agreement to cooperate with the Company in complying with the terms of the Compliance Sideletter (described below), including by voting in favor of actions taken to remedy certain regulatory problems.

                  If S.P. Johnson IV, Frank A. Wojtek, Paul B. Loyd, Jr., Douglas A.P. Hamilton, Steven A. Webster, DAPHAM Partnership L.P. or certain transferees thereof (each a "Founder Shareholder") desires to make certain transfers of shares of Common Stock that are not Public Sales (as determined in the Shareholders Agreement), such Founder Shareholder must allow Mellon and any Shareholder who holds at least 10% of the Common Stock of the Company and is not a Founder Shareholder (collectively, the "Significant Shareholders") the option also to include shares in the transfer. If the prospective transferee is unwilling or unable to acquire all such shares, then the transferring Founder Shareholder may either cancel the proposed transfer or allocate on a proportional basis the number of shares the prospective transferee is willing to acquire among the transferring Founder Shareholder and the Significant Shareholders.

                  Under the Shareholders Agreement, the Company has granted to the Significant Shareholders rights to purchase certain (i) equity securities,
(ii) debt securities, (iii) options, warrants and other rights to acquire each of such securities and (iv) common stock equivalents convertible into or exchangeable for equity securities issuable by the Company, provided that securities issued pursuant to equity incentive plans, securities issued in certain public offerings, securities issued as consideration in a merger, business combination or acquisition, certain securities issued upon


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conversion of other securities, the Warrant Shares, and certain distributions of securities are all excluded from this right.

                  The Shareholders Agreement terminates upon the first to occur of (a) notice of termination by holders of 50% of the shares held by Chase or Mellon (and certain of their transferees), (b) certain sale transactions involving the Company or (c) the time neither Chase nor Mellon (or certain of their transferees) owns more than 7 1/2% of the Common Stock.

                  The Warrants are exercisable at any time prior to the expiration date on December 15, 2007 for the purchase of an aggregate of 2,760,189 shares of Common Stock at an exercise price of $2.20 per share, subject to certain adjustments.

                  Each Warrant may be exercised by cash payment or on a "cashless basis" by utilizing the average market price during the 4-day trading period preceding the date of exercise.

                  The number and kind of Warrant Shares issued and the exercise price are subject to adjustment in certain circumstances, including (a) if the Company pays a dividend in Common Stock or distributes shares of its Common Stock, subdivides, splits or reclassifies its outstanding shares of Common Stock into a larger number of shares of Common Stock, or combines its outstanding shares of Common Stock into a smaller number of shares of Common Stock, (b) if the Company issues shares of Common Stock or securities exercisable or exchangeable for or convertible into shares of Common Stock for no consideration or for less than the market value (as specified in the Warrant) of the Common Stock, subject to certain exceptions, (c) if the Company distributes any of its equity securities (other than Common Stock or options) to the holders of the Common Stock on a pro rata basis, (d) if the Company engages in a consolidation, merger or business combination, sells all of its assets to another person or entity, or enters into certain capital reorganizations or


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reclassifications of the capital stock of the Company or (e) the Company takes certain other actions affecting its Common Stock.

                  The Chase Registration Rights Agreement provides registration rights with respect to the shares of Common Stock held by Chase and Mellon as of December 15, 1999 and any shares issuable upon the conversion of certain other securities of the Company (the "Investor Registrable Securities"). The Company may generally be required to effect four demand registrations, subject to certain conditions and limitations. Shareholders owning not less than 51% of the then-outstanding shares of Investor Registrable Securities may demand that the Company effect a registration under the Securities Act for the sale of not less than 5% of the shares of Investor Registrable Securities then outstanding. The holders of the registration rights also have limited rights to require the Company to include their shares of Common Stock in connection with other registered offerings by the Company. The registration rights will terminate as to any holder of Investor Registrable Securities at such time as such holder may sell under Rule 144 all Investor Registrable Securities then held by such holder. This agreement requires the investor parties to this agreement to agree to certain lock-up restrictions in connection with certain public offerings registered by the Company.

                  The Founders Registration Rights Agreement, to which Mr. Hamilton is a party, was amended to provide that the Company may generally be required to effect four demand registrations (rather than the previous six), subject to certain conditions and limitations, and to provide for the integration of such agreement with the Chase Registration Rights Agreement.

                  The Company agreed in a Compliance Sideletter with Chase and Mellon to, among other things, use commercially reasonable efforts to assist these shareholders in remedying or preventing certain regulatory problems of such shareholders that may be asserted by the Small


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Business Administration, the Federal Reserve Board, the Controller of Currency
or any other governmental regulatory agency concerned with the regulation of banks or financial services institutions. These actions include without limitation, assisting in facilitating certain transfers, and permitting such investors to exchange voting securities for similar non-voting securities. The Company also agreed with Chase and Mellon to comply with certain small business administration and other regulation and to provide information relating thereto to such investor.

                  Each of the Company's five directors, including Mr. Hamilton, entered into an amendment to his indemnification agreement that provides that nothing in the Shareholders Agreement or in the transactions contemplated by the Securities Purchase Agreement will constitute a "Change of Control" within the meaning of such term in each such director's indemnification agreement.

                  The Company also amended its Amended and Restated Bylaws (the "Bylaws") to provide that nothing in the Shareholders Agreement or in the transactions contemplated by the Securities Purchase Agreement will constitute a "Change of Control" within the meaning of such term in the Bylaws.


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                  As part of the Enron Repurchase, the shareholders agreement described in the Original Statement among various Enron Corp. affiliates, the Company, Mr. Hamilton and certain other shareholders of the Company was terminated.

                  The descriptions of the Securities Purchase Agreement, the Shareholders Agreement, the Warrant Agreement, the Chase Registration Rights Agreement, the Amended Founders Registration Rights Agreement, the Compliance Sideletter, the form of amendment to the indemnification agreements, the amendment to the Company's Amended and Restated Bylaws and the Enron Purchase Agreement do not purport to be complete and are qualified in their entity by provisions of each such agreement, copies of which have been filed as Exhibits 10, 11, 12, 13, 14, 15, 16, 17 and 18, respectively, and which are incorporated by reference herein.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.


         Exhibit 10        Securities Purchase Agreement dated December 15,
                           1999 among the Company, CB Capital Investors, L.P.,
                           Mellon Ventures, L.P., Paul B. Loyd, Jr., Douglas
                           A.P. Hamilton and Steven A. Webster (incorporated herein by reference to Exhibit 99.1 to the Company's
                           Form 8-K dated December 15, 1999).

         Exhibit 11        Shareholders Agreement dated December 15, 1999 among the Company,
                           CB Capital Investors, L.P., Mellon Ventures, L.P., S.P. Johnson IV, Frank A.
                           Wojtek, Paul B. Loyd, Jr., Douglas A.P. Hamilton, Steven A. Webster and
                           DAPHAM Partnership, L.P. (incorporated herein by reference to Exhibit 99.2 to the Company's Form 8-K dated December 15, 1999).

         Exhibit 12 Warrant Agreement dated December 15, 1999 among the Company, CB Capital Investors, L.P., Mellon
                           Ventures, L.P., Paul B. Loyd, Jr., Douglas A.P.
                           Hamilton and Steven A. Webster (incorporated herein by reference to Exhibit 99.3 to the Company's Form
                           8-K dated December 15, 1999).


         Exhibit 13        Registration Rights Agreement dated December 15, 1999 among the
                           Company, CB Capital Investors, L.P. and Mellon Ventures, L.P.
                           (incorporated herein by reference to Exhibit 99.4 to the Company's Form 8-K dated December 15, 1999).



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

         Exhibit 14        Amended and Restated Founders Registration Rights Agreement dated
                           December 15, 1999 among the Company, S.P. Johnson IV, Frank A. Wojtek,
                           Paul B. Loyd, Jr., Douglas A.P. Hamilton, Steven A. Webster and DAPHAM
                           Partnership, L.P. (incorporated herein by reference to Exhibit 99.5 to the
                           Company's Form 8-K dated December 15, 1999).

         Exhibit 15        Compliance Sideletter dated December 15, 1999 among the Company,
                           CB Capital Investors, L.P. and Mellon Ventures, L.P. (incorporated herein by reference to Exhibit 99.6 to the Company's Form 8-K dated December 15,
                           1999).

         Exhibit 16        Form of Amendment to Director Indemnification
                           Agreement (incorporated herein by reference to Exhibit 99.8 to the Company's Form 8-K dated December
                           15, 1999).

         Exhibit 17        Amendment No. 2 to the Company's Amended and
                           Restated Bylaws (incorporated herein by reference to Exhibit 3.1 to the Company's Form 8-K dated December
                           15, 1999).

         Exhibit 18        Stock and Warrant Purchase Agreement dated
                           December 1, 1999 among the Company, Enron North
                           America Corp., Sundance Assets, L.P. and Joint Energy
                           Development Investments II Limited Partnership
                           (incorporated herein by reference to Exhibit 99.1 to the Company's Form 8-K dated December 1, 1999).




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



                  After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  December 30, 1999.


                                        /s/ Douglas A.P. Hamilton
                                        ----------------------------------------
                                        Douglas A.P. Hamilton